Exhibit 99.1

Aesthetic Medical International Reports First Half of 2022 Unaudited Financial Results

Shenzhen, China, August 17, 2022 (GLOBE NEWSWIRE) — Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, announced its unaudited financial results for the first half ended June 30, 2022.

Dr. Zhou Pengwu, the Chairman and CEO of the Company, commented, “Despite the continued impact of COVID-19 pandemic, we are pleased to announce the positive outcomes and business progress during the period. Since late March, two of our treatment centers in Shanghai temporarily suspended operations for more than two months. Upon the business resumption, we saw a 138.8% and 99.6% recovery in the number of customers and cash sales in June respectively, compared with that in March before the lockdown was in place. Overall, the Company recorded a steady business growth, with revenue increased by 10.6% year-on-year (“yoy”), and a narrowing net loss despite the business disruption in the Eastern region.”

Dr. Zhou continued, “In terms of operation, we are dedicated to strengthening our management system and enhancing our services to become the choice of our customers. Over the past few months, we have been working with an experienced consulting team to establish our own customer relationship management (CRM) system, which will be equipped with more comprehensive and precise functions, along with standardized operation procedure (SOP) of aesthetic medical treatments as well as staff training program. We believe these measures would not only enhance our customer experience, but more importantly, help us to improve our customer retention rate, potential business replication capability and hence, our profitability.

On July 14, 2022, we closed our first private placement with Lafang China Co.,Ltd, which was previously announced on May 31, 2022, after receiving aggregate gross proceeds of RMB100 million. On July 20, 2022, the Company entered into another Subscription Agreement with Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) (“Jiechuang”), where Jiechuang agreed to subscribe 36,402,570 newly issued ordinary shares for the total consideration in USD which is equivalent of RMB170 million. Both transactions are indicators of our business value and recognition by the market. We believe these would also improve our financial position going forward. In the long run, we are committed to providing quality services and products to customers, while delivering sustainable growth.”

First Half 2022 Financial Highlights1

•	Total revenue was RMB338.6 million (USD50.6 million), an increase of 10.6% from RMB306.2 million in the first half of 2021.

•	Gross profit was RMB188.7 million (USD28.2 million), an increase of 48.0% from RMB127.5 million in the first half of 2021.

•	Selling, general and administrative ("SG&A") expenses together were RMB177.3 million (USD26.5 million), a decrease of 39.5% from RMB293.2 million in the first half of 2021, and SG&A expenses as a percentage of revenue decreased from 95.8% to 52.4%.

•	Operating profit was RMB12.4 million (USD1.8 million), rebounded from a loss of 162.3 million in the first half of 2021.

•	EBITDA[2] was RMB44.8 million (USD6.7 million), rebounded from a loss of RMB415.0 million in the first half of 2021.

•	Adjusted profit[2] was RMB9.5 million (USD1.4 million), rebounded from a loss of RMB151.1 million in the first half of 2021.

1 We made certain adjustments to our accounting policies in relation to revenue recognition in response to new uncertainties introduced by the impact of the prolonged COVID-19 pandemic on the marketing and sales initiatives of the treatment centers as well as the customers' consumption behavior. In particular, as most prepaid service packages were sold online without preliminary face-to-face consultations and pre-established treatment plans, it becomes increasingly difficult to estimate or determine the timing of service redemption. As a result, we believe it is prudent to recognize the portion of the prepaid service package fee for which the relevant services haven't been performed as contract liabilities instead of revenue.

Financial results of the first half of 2021 presented here have been adjusted to reflect the change in revenue recognition for the purpose of presenting meaningful comparison with the financial results of the first half of 2022.

2 EBITDA and adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

First Half 2022 Operational Highlights

New and repeat customers

	For the Six Months Ended June 30,
	2021*		2022
	Number	% of Total	Number	% of Total	% Change
New Customers	29,586	27.1%	22,284	20.1%	-24.7%
Repeat Customers	79,674	72.9%	88,791	79.9%	+11.4%
Total Active Customers	109,260	100.0%	111,075	100.0%	+1.7%

Note:

*Including data from treatment centers that were divested or ceased operations in 2021

•	Despite the decrease in the number of treatment centers and mandatory suspension of operations of several treatment centers due to the pandemic preventative measures in the first half of 2022, following the strategic restructuring in 2021, the Company still recorded an increase of 1.7% yoy in the total active customers. It is worth noting the number of repeat customers increased by 11.4%, showcasing the effectiveness of the Company’s cross-selling strategies and to re-engage the inactive customers.

•	The increase in the total active customers demonstrated the success of the Company’s restructuring plan, through which it is able to retain quality assets as well as its highly loyal and active customers.

Number of aesthetic medical treatments

	For the Six Months Ended June 30,
	2021*		2022
	Number	% of Total	Number	% of Total	% Change
Energy-based Treatments	136,905	61.8%	207,581	71.9%	+51.6%
Minimally Invasive Aesthetic Treatments	46,737	21.1%	51,728	17.9%	+10.7%
Surgical Treatments	24,504	11.1%	16,174	5.6%	-34.0%
General healthcare services and other aesthetic medical services	13,474	6.1%	13,034	4.5%	-3.3%
Total number of treatments	221,620	100.0%	288,517	100.0%	+30.2%

Note:

*Including data from treatment centers that were divested or ceased operations in 2021

•	Despite the decrease in the number of treatment centers and mandatory suspension of operations of several treatment centers due to pandemic preventative requirements in the first half of 2022, the Company recorded an increase in the number of treatments of 30.2% yoy, and the number of treatments in retained treatment centers increased by 68.1% yoy. The increase was primarily driven by the increasing demand for non-surgical aesthetic medical treatments among the young generation as well as the effectiveness of the Company’s cross-selling strategies and discounted package promotion.

•	Total number of non-surgical aesthetic medical treatments as a percentage of the total number of aesthetic treatments increased by 7.0 percentage points.

Average spending per customer

•	Average spending per customer increased by 8.8% from RMB2,803 in the first half of 2021 to RMB3,048 in the first half of 2022.

First Half 2022 Unaudited Financial Results

	For the Six Months Ended June 30,
(RMB millions, except per share data and percentages)	2021 [1]	2022	% Change
Revenue	306.2	338.6	+10.6%
Non-surgical aesthetic medical services	143.1	237.1	+65.7%
Minimally invasive aesthetic treatments	82.4	103.8	+26.0%
Energy-based treatments	60.7	133.3	+119.6%
Surgical aesthetic medical services	134.7	73.6	-45.3%
General healthcare services and other aesthetic medical services	28.5	27.9	-2.3%
Gross profit	127.5	188.7	+48.0%
Gross margin	41.6%	55.7%	+14.1p.p.[3]
(Loss) for the period	(473.0)	(3.7)	+99.2%
(Loss) margin	(154.5)%	(1.1)%	+153.4p.p.[3]
EBITDA[4]	(415.0)	44.8	-ve to +ve
Adjusted EBITDA[4]	(93.1)	58.0	-ve to +ve
Adjusted EBITDA margin	(30.4)%	17.1%	-ve to +ve
Adjusted profit/(loss) [4]	(151.1)	9.5	-ve to +ve
Adjusted profit/(loss) margin	(49.3)%	2.8%	-ve to +ve
Basic (loss) per share	(5.97)	(0.07)	+98.8%
Diluted (loss) per share	(5.97)	(0.07)	+98.8%

Notes:

3 p.p. represents percentage points

4 Refer to below “Non-IFRS Financial Measures”

Revenue

Total revenue was RMB338.6 million (USD50.6 million), representing an increase of 10.6% from RMB306.2 million in the first half of 2021, primarily driven by the sales of the newly-introduced fillers and equipment, such as bio-stimulating filler Ellansé, high-end hyaluronic acid filler Juvéderm Voluma and body contouring equipment CoolSculpting 2.0.

Excluding the impact of the operations treatment centers which were divested or ceased operations in 2021, revenue from the non-surgical aesthetic medical services in retained treatment centers increased by 86.9% yoy.

Cost of sales and services rendered

Cost of sales and services rendered was RMB149.9 million (USD22.4 million), representing a decrease of 16.1% from RMB178.7 million in the first half of 2021.

Gross profit

Gross profit was RMB188.7 million (USD28.2 million), representing an increase of 48.0% from RMB127.5 million in the first half of 2021. Gross profit margin was 55.7%, compared with 41.6% in the first half of 2021.

Selling expenses

Selling expenses were RMB111.7 million (USD16.7 million), representing 33.0% of the Company’s total revenue in the first half of 2022, compared with RMB206.3 million in the first half of 2021, which represented 67.4% of the Company’s total revenue of the first half of 2021. Selling expenses as of revenue decreased by 34.4 percentage points yoy. The reduction in the selling expenses and its contribution was mainly as a result of the Company's strategic shift of marketing focus to a lower-cost customer referral program to alleviate the rising customer acquisition costs under the impact of COVID-19 pandemic, and to maintain a relatively high return on investment.

General and administrative expenses

General and administrative expenses were RMB65.6 million (USD9.8 million), representing a decrease of 24.5% from RMB86.9 million in the first half of 2021, primarily due to the significant decrease in ESOP-related expenses as well as the divestment of underperforming assets in 2021.

Loss for the period

As a result of the foregoing, the Company narrowed the loss to RMB3.7 million (USD0.6 million) for the first half of 2022, compared with a loss of RMB473.0 million in the first half of 2021. Basic and diluted loss per share were both loss of RMB0.07 (loss of US$0.01 per share) in the first half of 2022, compared with basic and diluted loss per share of RMB5.97 in the first half of 2021.

Certain Non-IFRS items5

EBITDA for the first half of 2022 was RMB44.8 million (US$6.7 million), compared with a loss of RMB415.0 million in the first half of 2021.

Adjusted EBITDA for the first half of 2022 was RMB58.0 million (US$8.7 million), compared with a loss of RMB93.1 million in the first half of 2021.

Adjusted profit for the first half of 2022 was RMB9.5 million (US$1.4 million), compared with a loss of RMB151.1 million in the first half of 2021.

5 EBITDA, adjusted EBITDA and adjusted profit/(loss), and are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Cash and cash equivalents

Cash and cash equivalents amounted to RMB26.2 million (US$3.9 million) as of June 30, 2022, compared with RMB47.2 million as of June 30, 2021.

Liquidity and capital resources

The Company had a net current asset of a loss of RMB426.3 million (USD63.6 million) as of June 30, 2022, which included current borrowings of RMB167.2 million.

Recent Developments

Effective Marketing Strategies to Support Business Rebound Upon Relaxation of Social Distancing Policy

Due to the resurgence of COVID-19, Shanghai was placed under lockdown from late March to early June, and two of the Group’s treatment centers were inevitably affected and suspended operations temporarily. During this period, the Company leveraged its online marketing channels and private domain reach to promote its brands and treatment packages. The campaign proved to be successful, as the Group recorded a rapid rebound in business volume once the lockdown was eased. Taking Shanghai Peng’ai as an example (an aesthetic outpatient department), since the resumption of operation, the number of customers has rebounded to 107% of June last year. Being one of the first batch of companies to resume business in Shanghai, the business recovery simply highlighted its management capability in making swift adjustment and capture relevant market opportunities.

To Establish Standard Operating Procedure (SOP) and Training Systems to Improve Service Quality and Business Scalability

During the period, the Company implemented new internal operational protocols, by establishing new standard operating procedure (SOP) to ensure customers receive better and consistent services across all its treatment centers. Employees were also required to record all the medical treatments handled, with detailed operating procedures as well as the marketing strategies used for internal reference. Through case studies of these records, the Group would be able to improve its service quality, and provide the most standardized and suitable solutions to customers. In addition, the Company has been working with an experienced consulting team on a training program for its front-line employees, including reception, customer services, operating managers, e-commerce staff and assistant medical practitioners. The Company believes that these measures would lay a solid foundation for its future business growth and expansion, in a way that the infrastructure would allow easy business replication.

To Divest Underperforming Centers and Focus on the Greater Bay Area

The Company remained dedicated to optimizing its business operation through restructuring and realigning its focus on its core markets in the form of Guangdong-Hong Kong-Macao Greater Bay Area and the Yangtze Delta Area. Hence, the Company has been reviewing its assets, and plans to divest treatment centers that are located in non-core markets or whose performance did not meet internal performance requirements. These include the Changsha, Nanchang and Hangzhou centers, with the divestment expected to be completed by the third quarter of 2022. The Company believes the restructuring plan will enhance its profitability and improve its financial position in the long run.

Business Outlook

On June 6, 2022, the Company received a notice from the Nasdaq Stock Market LLC (“Nasdaq”), stating that as reported in the Company’s annual report on Form 20-F for the year ended December 31, 2021, the Company is no longer in compliance with the $10 million minimum stockholders’ equity requirement for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(1)(A). As mentioned above, the Company has closed the RMB100 million private placement on July 13, 2022 and entered another round of private placement on July 20, 2022. The Company submitted a response to Nasdaq regarding this issue on August 10, 2022 that if the transaction is completed by the fourth quarter, its stockholders’ equity could meet the continued listing requirement.

On July 26, 2022, the Development and Reform Commission of Shenzhen Municipality issued an action plan for promoting the healthcare and aesthetic medical industry in the city, with an aim to strengthen the operating standards and enhance service quality of the aesthetic medical enterprises. Pursuant to the action plan, aesthetic medical enterprises which are newly accredited by the Joint Commission on Accreditation of Healthcare Organizations shall receive a project subsidy of 20% of the total investment, up to RMB 10 million, on merit basis. Enterprises which help standardize the aesthetic medical services in Shenzhen shall also be giving a maximum subsidy of RMB0.5 million on merit basis. It is expected that these will accelerate the market consolidation as non-complying practitioners will be eliminated. The policies are expected to benefit leading aesthetic medical companies of high operational quality and compliance status such as AIH.

Going forward, the Company remains dedicated to becoming a premium non-surgical aesthetic medical treatment enterprise in the Guangdong-Hong Kong-Macao Greater Bay Area. The Company will continue to explore the standardized model of non-surgical chain clinics with the support of its customer relationship management system which provides real-time and accurate operating data as well as detailed financial breakdown. The first pilot run will be launched at Shenzhen Peng’ai Xiuqi Aesthetic Medical Hospital. If successful, the Company intends to implement the standardization system across all current and future treatment centers.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.6981 to US$1.0, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on June 30, 2022.

Non-IFRS Financial Measures

EBITDA represents profit before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude loss on disposal of subsidiaries, impairment of non-current assets, fair value loss of convertible note, fair value gain of contingent consideration payable, share-based compensation expenses, and professional fee.

Adjusted profit/(loss) represents loss for the period, adjusted to exclude loss on disposal of subsidiaries, impairment of non-current assets, fair value loss of convertible note, fair value gain of contingent consideration payable, share-based compensation expense, and professional fees.

EBITDA, adjusted EBITDA and adjusted profit/(loss) are non-IFRS financial measures. You should not consider EBITDA, adjusted EBITDA and adjusted loss as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company presents EBITDA, adjusted EBITDA and adjusted profit/(loss) as supplemental performance measures because it believes that such measures provide useful information to the investors in understanding and evaluating the Company’s results of operations, and facilitate operating performance comparisons from period to period and company to company.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates treatment centers that spread across major cities in mainland China, with a major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area in China. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

DLK Advisory Limited

Tel: +852 2857 7101

Email: ir@dlkadvisory.com

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	30 June	30 June	30 June
	2021	2022	2022
	RMB’000	RMB’000	US’000
ASSETS
Non-current assets
Property, plant and equipment	394,545	361,887	54,028
Intangible assets	60,792	38,878	5,804
Investments accounted for using the equity method	9,154	5,764	861
Prepayments and deposits	37,832	18,737	2,797
Deferred income tax assets	14,792	44,299	6,614
	517,115	469,565	70,104

Current assets
Inventories	35,497	28,809	4,301
Trade receivables	9,982	6,075	907
Other receivables, deposits and prepayments	55,951	35,194	5,254
Amounts due from related parties	6,609	3,537	528
Restricted cash	811	-	-
Cash and cash equivalents	47,247	26,228	3,916
	156,097	99,843	14,906

Total assets	673,212	569,408	85,010

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	469	469	70
Treasury shares	(2,023)	(2,023)	(302)
Accumulated losses	(477,905)	(1,064,524)	(158,929)
Other reserves	497,471	914,864	136,586
	18,012	(151,214)	(22,576)
Non-controlling interests	(45,301)	(29,479)	(4,401)
Total equity	(27,289)	(180,693)	(26,977)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	30 June	30 June	30 June
	2021	2022	2022
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Borrowings	44,119	72,950	10,891
Lease liabilities	156,741	112,980	16,867
Convertible note	36,085	38,059	5,682
Deferred income tax liabilities	2,709	-	-
Contingent consideration payable	8,607	-	-
	248,261	223,989	33,441

Current liabilities
Trade payables	37,350	44,438	6,634
Accruals, other payables and provisions	76,288	75,936	11,337
Contingent consideration and consideration payable	3,889	6,850	1,023
Amounts due to related parties	2,315	473	71
Contract liabilities	134,862	193,209	28,845
Borrowings	150,340	167,232	24,967
Lease liabilities	36,568	29,175	4,356
Current income tax liabilities	10,628	8,799	1,314
	452,240	526,112	78,546
Total liabilities	700,501	750,101	111,987

Total equity and liabilities	673,212	569,408	85,010

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	30 June	30 June	30 June
	2021	2022	2022
	RMB’000	RMB’000	US$’000
Revenue	306,216	338,594	50,551
Cost of sales and services rendered	(178,694)	(149,898)	(22,379)
Gross profit	127,522	188,696	28,172
Selling expenses	(206,287)	(111,692)	(16,675)
General and administrative expenses	(86,917)	(65,643)	(9,800)
Finance income	113	78	12
Finance costs	(10,706)	(17,003)	(2,538)
Other gains, net	3,366	998	149
Fair value loss of convertible note	(2,266)	-	-
Loss on disposal of subsidiaries	(385)	-	-
Impairment of non-current assets	(295,102)	-	-
Share of profits/(losses) of investments accounted for using the equity method	(76)	-	-
(Loss)/profit before income tax	(470,738)	(4,566)	(682)
Income tax (expense)/credit	(2,234)	820	122
(Loss)/profit for the period	(472,972)	(3,746)	(559)

Total comprehensive (loss)/income for the period	(472,972)	(3,746)	(559)

(Loss)/profit attributable to:
Owners of the Company	(393,475)	(4,621)	(690)
Non-controlling interests	(79,497)	875	131
(Loss)/profit for the period	(472,972)	(3,746)	(559)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	30 June	30 June	30 June
	2021	2022	2022
	RMB’000	RMB’000	US$’000
(Loss)/earnings per share for (loss)/profit attributable to owners of the Company (in RMB per share)
—Basic	(5.97)	(0.07)	(0.01)
—Diluted	(5.97)	(0.07)	(0.01)

Total comprehensive (loss)/income attributable to:
Owners of the Company	(393,475)	(4,621)	(690)
Non-controlling interests	(79,497)	875	131
Total comprehensive (loss)/income for the year	(472,972)	(3,746)	(559)
EBITDA	(414,953)	44,834	6,694
Adjusted EBITDA	(93,077)	58,033	8,664
Adjusted profit/(loss)	(151,096)	9,453	1,411

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

	For the Six Months Ended June 30,
EBITDA and Adjusted EBITDA	2021	2022	2022
	RMB’000	RMB’000	US$’000
(Loss)/profit before income tax for the period	(470,738)	(4,566)	(682)
Adjustments
+ Finance costs	10,706	17,003	2,538
+ Amortization and depreciation	45,079	32,397	4,837
EBITDA	(414,953)	44,834	6,694

+ Loss on disposal of subsidiaries	385	-	-
+ Impairment of non-current assets	295,102	-	-
+ Fair value loss of convertible note	2,266	-	-
- Fair value gain of contingent consideration payable	(1,523)	-	-
+ Share-based compensation expense	20,523	10,463	1,562
+ Professional fees	5,123	2,736	408
Adjusted EBITDA	(93,077)	58,033	8,664

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS (CONTINUED)

	For the Six Months Ended June 30,
Adjusted Profit	2021	2022	2022
	RMB’000	RMB’000	US$’000
(Loss)/profit for the period	(472,972)	(3,746)	(559)
Adjustments
+ Loss on disposal of subsidiaries	385	-	-
+ Impairment of non-current assets	295,102	-	-
+ Fair value loss of convertible note	2,266	-	-
- Fair value gain of contingent consideration payable	(1,523)	-	-
+ Share-based compensation expense	20,523	10,463	1,562
+ Professional fees	5,123	2,736	408
Adjusted Profit/(loss)	(151,096)	9,453	1,411